Sun Life announces election of directors

TORONTO, ON – (May 6, 2021) - Sun Life Financial Inc. (the "Company") (TSX: SLF) (NYSE: SLF) announced that the 12 nominees listed in the management information circular dated March 12, 2021 were elected as directors of the Company. The detailed results of the vote held yesterday at its annual meeting of common shareholders are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
William D. Anderson	300,656,760	99.5%	1,607,826	0.5%
Deepak Chopra	299,336,011	99.0%	2,928,575	1.0%
Dean A. Connor	301,650,555	99.8%	614,031	0.2%
Stephanie L. Coyles	280,851,926	92.9%	21,412,660	7.1%
Martin J. G. Glynn	300,449,905	99.4%	1,814,681	0.6%
Ashok K. Gupta	301,128,618	99.6%	1,135,968	0.4%
M. Marianne Harris	299,740,025	99.2%	2,524,561	0.8%
David H. Y. Ho	301,310,121	99.7%	954,465	0.3%
James M. Peck	300,578,487	99.4%	1,686,099	0.6%
Scott F. Powers	276,903,814	91.6%	25,360,772	8.4%
Kevin D. Strain	301,051,149	99.6%	1,213,437	0.4%
Barbara G. Stymiest	301,381,617	99.7%	882,969	0.3%

The voting results on all matters voted at the annual meeting of common shareholders will be available on www.sunlife.com and through Canadian and U.S. securities regulators at www.sedar.com and www.sec.gov, respectively.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2021, Sun Life had total assets under management of $1,304 billion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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Media Relations Contact:
Irene Poon

Investor Relations Contact:
Yaniv Bitton

Manager, Corporate Communications
T. 416-988-0542
irene.poon@sunlife.com

Vice-President, Head of Investor Relations &
Capital Markets
T. 416-979-6496
investor_relations@sunlife.com